Exhibit 11.1

Insider Trading Policy

The U.S. federal securities laws prohibit the sale or purchase of securities while in possession of material nonpublic information (“Material Nonpublic Information”). This type of trading is referred to as “Insider Trading” and violations are strictly enforced. In order to take an active role in the prevention of insider trading violations by its employees and officers, the employees and officers of its subsidiaries, the members of its management board and supervisory board, as well as other designated individuals, Jumia Technologies AG (with its subsidiaries, the “Company”) has adopted this Insider Trading Policy (the “Policy”). This policy is applicable to the Company and all of its subsidiaries.
The Company opposes the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading. Any such actions will be deemed violations of the Policy.
A.Definitions
Defined terms shall have the meanings set forth in the Annex A.
Material Nonpublic Information is defined in Annex B.
B.Inquiries
Please direct your questions as to any of the matters discussed in this Policy to the General Counsel or the designee of the General Counsel.

C.Regulatory Background
Pursuant to United States federal and state securities laws, a Covered Person may be subject to civil and criminal penalties for engaging in transactions in the Company’s securities at a time when he or she has knowledge of Material Nonpublic Information regarding the Company or its subsidiaries including, but not limited to criminal and civil fines, injunctions preventing service as an officer or director of any public company and imprisonment.
A Covered Person may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom he or she has disclosed Material Nonpublic Information regarding the Company or its subsidiaries or to whom he or she has made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority (“FINRA”) use sophisticated electronic surveillance techniques to uncover insider trading.
D.Persons to Whom the Policy Applies
The Policy applies to all employees, officers, members of the management board and members of the supervisory board of the Company and its subsidiaries, members of the households or immediate family (spouse and minor children) of such persons, other unrelated persons who live with or are supported by such persons and any other person or entity whose securities trading decisions are influenced or controlled by any of the foregoing, and such other persons identified by the General Counsel or a delegate of the General Counsel. These persons are called “Covered Persons”. In addition, this Policy also prohibits the Company from trading based upon Material Nonpublic Information in any Company securities.
For the avoidance of doubt, any person who is aware of or may have access to Material Nonpublic Information regarding the Company or its subsidiaries is a Covered Person for so long as the information is not publicly known.
E.Transactions to Which the Policy Applies
This Policy applies to all transactions in the Company’s securities, including ordinary shares, ordinary shares represented by American Depositary Shares, options for ordinary shares or options for ordinary shares represented by American Depositary Shares and any other securities the Company may issue from time to time, such as debt securities, preferred shares, warrants and convertible debentures, as well as to derivative securities relating to the Company’s shares, whether or not issued by the Company, such as exchange-traded options.
The Policy requires that:
●no Covered Person may engage in Insider Trading;
●all Covered Persons shall be prohibited from trading any securities of the Company except during an open trading window (the “Trading Window”) that will commence at the open of market on the second Trading Day following the date of public disclosure of the Company’s financial results for a particular fiscal quarter or year and will close at the close of market on the fifteenth day of the last month of such fiscal quarter or the closest preceding day when the New York Stock Exchange is open if such day is a weekend or holiday;
●all Covered Persons shall either trade pursuant to an approved Trading Plan (defined below) or pre-clear any trading in securities of the Company;
●a Covered Person may be subject to a special Black-Out Period during which he or she will be prohibited from trading any securities of the Company, even though the Trading Window would otherwise be open;

●no Covered Person may purchase, hold or trade derivatives of the Company’s securities, which includes, but is not limited to, trading in put or call options or collars related to Company securities, whether or not such derivatives are settled in Company securities or cash; and
●no Covered Person may place Company securities in margin accounts or pledge Company securities.
More specifically, the Company has adopted the following policies:
1.Prohibition on Trading on Material Nonpublic Information (“Insider Trading”).
(a)No Covered Person may engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she is aware of or possesses Material Nonpublic Information concerning the Company or its subsidiaries, and ending at the open of the market on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material.
(b)No Covered Person shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to profit by trading in the securities of companies to which such information relates, nor shall any Covered Person or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.
2.Trading Window and Black-Out Periods.
The period outside of the Trading Window (referred to as the “Black-Out Period”) is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain Covered Persons will, during that period, often be aware of or possess or at the very least be presumed to possess Material Nonpublic Information about the expected financial results for the quarter during that period.
(a)Trading Window. To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all Covered Persons refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the Trading Window. The prohibition against trading during the Black-Out Period encompasses the fulfillment of “limit orders” by any broker for any person subject to this Policy, and the broker with whom the limit order is placed should be so instructed when the order is placed.
(b)Special Black-Out Periods. From time to time, the Company may also prohibit some or all Covered Persons from trading securities of the Company because of material developments known to the Company and not yet disclosed to the public. The General Counsel (or his or her designee(s)) will notify all Covered Persons subject to a special Black-Out Period. In such event, the applicable Covered Persons may not engage in any transaction involving the purchase or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading. The

Company will re-open the Trading Window at the beginning of the second Trading Day following the date of public disclosure of the information, or at such time as the information is no longer material.
(c)No Trading on Material Nonpublic Information at Any Time. Even during an “open” Trading Window, any Covered Person who is aware of or possesses Material Nonpublic Information concerning the Company or its subsidiaries, whether or not subject to the Black-Out Period and Trading Window, may not engage in any transactions in the Company’s securities until the second Trading Day following the public disclosure of such information, whether or not the Company has imposed a Black-Out Period. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all Covered Persons must use good judgment in determining whether to purchase or sell the Company’s securities at all times. The Company is also prohibited from trading at any time in any Company securities on the basis of Material Nonpublic Information.
(d)Certain Exceptions. This Policy’s trading restrictions do not apply to a Covered Person’s exercise of stock options granted under the Company’s stock option plans if the exercise price is paid in cash (but the Policy would apply to the (i) sale of any shares issued upon such exercise or (ii) any cashless exercise as this is accomplished by the sale of a portion of the shares issued upon exercise of the option). Transactions may also be exempt from the Policy if made pursuant to an approved Trading Plan that complies with certain requirements of the Company and with Rule 10b5-1, which is discussed in more detail below.
3.Short Sales and Other Derivatives.
NO COVERED PERSON MAY ENGAGE IN A SHORT SALE OF THE COMPANY’S STOCK. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter. Transactions in certain put and call options for the Company’s securities may in some instances constitute a short sale. To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all Covered Persons refrain from investing in or selling other derivatives of the Company’s securities, such as puts or call options, at any time. In particular, other than pursuant to a Company benefit plan, no Covered Person may acquire, write or otherwise enter into an instrument that has a value determined by reference to Company securities, whether or not the instrument is issued by the Company. Short sales and investing in or selling other derivatives of the Company’s securities are prohibited by this Policy even when the Trading Window is open.
In addition, the Company notes that Section 16 of the Exchange Act, which requires certain insiders to disgorge profits on any purchases and sales made within 6 months, is not applicable to the Company. The Company asks all Covered Persons to carefully consider whether any purchases and sales within less than 6 months are appropriate. When in doubt, Covered Persons should wait at least 6 months from the last purchase before they make a sale and vice versa.
4.Margin Accounts.
No Covered Person may place Company securities in margin accounts or pledge Company securities.

5.Gifts.
For purposes of this Policy, gifts of Company securities will be treated as sales of Company securities. For Covered Persons, the making of gifts of Company securities shall occur only during the Trading Window, except, subject to the restrictions set forth in Section 2(c), for bona fide year-end gifts to tax qualified charitable institutions that are not controlled by the Covered Person and for which the Covered Person (or members of their household or immediate family) does not act as a director, trustee or executive officer, provided, however, that Covered Persons may not gift Company securities to others while in possession of Material Nonpublic Information.
6.Material Nonpublic Information about Other Companies (Prohibition of Shadow Trading).
This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other publicly traded companies, including the Company’s Business Partners, when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding other publicly traded companies, including the Company’s Business Partners. All Covered Persons should treat Material Nonpublic Information about other publicly traded companies, including the Company’s Business Partners, with the same care required with respect to information related directly to the Company.
7.Unauthorized Disclosure of Nonpublic Information.
Nonpublic information relating to the Company or its subsidiaries is the property of the Company and the unauthorized disclosure of such information is strictly forbidden. In the event any Covered Person receives any inquiry from outside the Company, such as a stock analyst or other securities market professional, for information (particularly financial results and/or projections), the inquiry should be referred to the Company’s Investor Relations department, which is responsible for coordinating and overseeing the release of such information to the investing public, analysts, and others in compliance with applicable laws and regulations.
8.Individual Responsibility.
Every Covered Person has the individual responsibility to comply with this Policy against Insider Trading. A Covered Person may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Covered Person believes he or she may suffer an economic loss or forego anticipated profit by waiting.
F.Violations of the Policy.
Any person subject to the Policy who violates this Policy also shall be subject to disciplinary action by the Company, up to and including termination of employment. In the case of a violation of the Policy by a member of either the Management Board or the Supervisory Board or an officer, the Risk and Audit Committee of the Supervisory Board of the Company shall determine the penalty for a given violation of the Policy in its sole discretion. In the case of violations of this Policy by any other Covered Person, the General Counsel, together with one or more of the Chief Executive Officer or Chief Financial Officer, shall determine the penalty for a given violation of this Policy in their sole discretion. In order to avoid violations of this Policy, persons subject to this Policy may elect to either trade pursuant to a 10b5-1 Trading Plan as described below under G or after having obtained a “pre-clearance” as described below under H. All Covered Persons must refrain from trading in the Company’s securities other than pursuant to a Trading Plan or without first complying with the Company’s “pre-clearance” process.
G.Trading Plans in Compliance with SEC Rule 10b5-l.
Covered Persons may elect to trade in the Company’s securities (i.e., effect purchases or sales) pursuant to a written plan or set of instructions to his or her stock broker (a “Trading Plan”) that complies with Rule 10b5-1 and that meets the other conditions set forth below. Trades made pursuant to a Trading Plan that complies with Rule 10b5-1 and the minimum conditions set forth below may occur during a Black-Out Period as described above and/or while the Covered Person is otherwise in possession of Material Nonpublic Information. In addition, trades made pursuant to any such Trading Plan will not be subject to the pre-clearance procedures. The Company strongly encourages the adoption of a Trading Plan by all directors and officers who intend to sell shares.
All Trading Plans must be approved in advance by the General Counsel (or his or her designee(s)). In addition, all Trading Plans must be filed with the Company’s General Counsel with an executed certificate stating that the Trading Plan (i) is a bona fide Trading Plan that complies with Rule 10b5-1 and (ii) meets the following minimum conditions:
●The Trading Plan is in writing and signed by the person adopting the Trading Plan.
●The person adopting the Trading Plan is not aware of any Material Nonpublic Information as of the date of the adoption of the Trading Plan, and is entering into the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 and is acting in good faith with respect to the Trading Plan.
●Unless approved by the General Counsel, the person adopting the Trading Plan may not enter into overlapping plans for open market purchases or sales.
●Unless approved by the General Counsel, the person adopting the Trading Plan may not have more than one “single trade” plan during any consecutive 12-month period.
●The Trading Plan may be adopted, amended or terminated only during an open Trading Window.
●The Trading Plan specifies a fixed number of shares to be purchased or sold, or specifies or sets a formula for the amount of stock to be purchased or sold, the dates on which the stock is to be purchased or sold, and the prices at which the stock is to be purchased or sold.
●The first trade made pursuant to a Trading Plan may not take place until the later of (i) at least 90 days after adopting or amending the Trading Plan and (ii) the earlier of (y) two business days after the furnishing of financial results on a Form 6-K or Form 20-F for the fiscal quarter in which the plan was adopted or amended or (z) 120 days after adopting or amending the plan.
●Unless approved by the General Counsel, the Trading Plan must be for a term of at least six months or such lesser period of time as may be necessary to execute all transactions under the Trading Plan.
●The Trading Plan must provide for the suspension of all transactions under such plan in the event that the Company, in its sole discretion, deems such suspension necessary and advisable, including suspensions necessary to comply with trading restrictions imposed in connection with any lockup agreement required in connection with a securities issuance transaction or other similar events.
The Company strongly recommends that any person seeking to adopt a Trading Plan consult with his or her own legal counsel prior to the adoption of a Trading Plan.
Each individual adopting a Trading Plan is solely responsible for compliance with both Rule 10b5-1 and the other conditions set forth above. Covered Persons also remain individually responsible for compliance with all applicable laws, rules and regulations on insider trading and remain subject to disciplinary action for any violations of this Policy, regardless of whether a Trading Plan has been adopted. Notwithstanding the conditions set forth above, the Company does not undertake any obligation to ensure that a Trading Plan filed with the Company complies with Rule 10b5-1.

H.Pre-Clearance of Trades.
The Company has determined that all Covered Persons must refrain from trading in the Company’s securities (i.e., effecting purchases or sales) other than pursuant to a Trading Plan, even during the Trading Window, without first complying with the Company’s “pre-clearance” process. Covered Persons should contact the General Counsel (or his or her designee(s)) prior to commencing any trade in the Company’s securities. The General Counsel (or his or her designee(s)) will consult as necessary with other officers of the Company or counsel before clearing any proposed trade.

Annex A: Defined Terms
“Black-Out Period” shall have the meaning set forth in Section E(2).
“Business Partners” shall mean the Company’s customers, suppliers, distributors, dealers, resellers or vendors.
“Company” shall have the meaning set forth in the introduction to this Policy.
“Covered Person” shall have the meaning set forth in Section D.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“FINRA” shall have the meaning set forth in Section C.
“General Counsel” shall mean the Company’s chief legal officer.
“Insider Trading” shall have the meaning set forth in the introduction to this policy.
“Material Nonpublic Information” shall have the meaning set forth in Annex B.
“Policy” shall mean this Insider Trading Policy.
“Rule 10b5-1” shall mean Rule 10b5-1 promulgated under the Exchange Act.
“SEC” shall mean the United States Securities and Exchange Commission.
“tip” whether or not capitalized, shall have the meaning set forth in Section E(1)(b).
“tippee” whether or not capitalized, shall have the meaning set forth in Section C.
“Trading Day” shall mean a day on which the New York Stock Exchange is open for trading. A Trading Day begins at the time trading begins on such day.
“Trading Plan” shall have the meaning set forth in Section G.
“Trading Window” shall have the meaning set forth in Section E.

1.Annex B: Definition of Material Nonpublic Information
Nonpublic information is information that is not generally known or available to the public. Information becomes public when disclosed to achieve broad, non-exclusionary distribution to the investing public generally, without favoring any person or group. Disclosure on a selective basis or accidental disclosure to a single person does not make information public without further dissemination.
It is not possible to define all categories of material information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell the Company stock. Any information that could reasonably be expected to affect the price of the Company stock is material for these purposes. In this regard, potential market reaction or sensitivity to the information is a key consideration. Moreover, although multiple pieces of information may not be material individually, if the aggregate effect of those pieces, when they become public, would alter the “total mix” of available information and result in a reevaluation of an investment decision with respect to the Company’s stock, then such pieces of information are considered material. Material information can be positive or negative. However, there is no precise definition, and the question of whether information is material is subjective and often judged in hindsight. As a result, Covered Persons are encouraged to take a broad and cautious view when evaluating whether a particular piece of information is “material.” Examples of potentially material information include, depending on the particular circumstances:
●Financial results
●Known but unannounced future earnings or losses
●Internal financial projections or any change to previously reported projections or financial results, including earnings, earnings estimates or operating results
●Execution or termination of significant financing, management or customer agreements or other contracts with business entities
●Information relating to a pending or proposed merger or other acquisition or divestiture
●Information relating to the acquisition or divestiture of significant assets
●Changes in financial liquidity
●Significant developments involving corporate relationships, including relationships with Business Partners
●Cybersecurity risks and incidents, including vulnerabilities and breaches
●Changes in dividend policy
●Stock splits
●New equity or debt offerings
●Developments (whether positive or negative) in pending significant litigation or regulatory investigation
●Significant litigation exposure due to actual or threatened litigation
●Significant regulatory approvals or changes in regulations and any analysis of how they affect the Company
●Changes in senior management
●Material changes in the composition of the Supervisory Board

When in doubt, Covered Persons should treat nonpublic or confidential information about the Company as material and consult with the Head of Investor Relations or the General Counsel prior to making any disclosure.